SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.  20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                         (Amendment No.   )*

                   American Custom Components, Inc.

                           (Name of Issuer)

                    Common Stock, $.001 par value


                    (Title of Class of Securities)

                             025312 10 9

                            (CUSIP Number)

                         Richard Cutler, Esq.
                   Law Offices of M. Richard Cutler
610 Newport Center Drive, Suite 800, Newport Beach, CA 92660
                          (949) 719-1977

            (Name, Address and Telephone Number of Person
           Authorized to Receive Notice and Communications

                            March 16, 1998

       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f)
or 13d-1(g), check the following box [   ].

Check the following box if a fee is being paid with the Statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP NO.   025312 10 9

1.      NAME OF REPORTING PERSONS - S.S. OR I.R.S. IDENTIFICATION
        NUMBERS OF ABOVE PERSONS:

        Edward Loyd

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

           A
           B

3.      SEC USE ONLY:




4. SOURCE OF FUNDS: Shares issued in connection with a Reorganization and Stock Purchase Agreement dated March 16, 1999.


5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e):



6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        Edward Loyd is a citizen of the United States.

7.      SOLE VOTING POWER   1,600,000


8.      SHARED VOTING POWER   - 0 -

9.      SOLE DISPOSITIVE POWER   1,600,000


10.     SHARED DISPOSITIVE POWER   - 0 -

11.     AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON:   1,600,000


12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.4%

14.     TYPE OF REPORTING PERSON   IN

ITEM 1.           Security and Issuer.

                  Common Stock, $0.001 par value, of American Custom Components, Inc., 3310 W. MacArthur Blvd., Santa Ana, California 92704.

ITEM 2.           Identity and Background.

                  This statement is filed on behalf of:

1.                (a)      Name:            EDWARD LOYD

                  (b)      Business Address:       3310 W. MacArthur
                                                   Blvd., Santa Ana,
                                                   California 92704.

                  (c)      Principal Occupation:   Chief Financial
                                                   Officer at
                                                   American Custom
                                                   Components, Inc.

                  (d) During the last five years, Edward Loyd has not been convicted in a criminal proceeding.

                  (e) During the last five years, Edward Loyd has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                  (f)      Citizenship:      United States

ITEM 3.           Source and Amount of Funds or Other Consideration.

                  Edward Loyd is the beneficial owner of 1,600,000 shares of common stock of American Custom Components, Inc., a Nevada corporation ("ACC-NV"), as a result of the exchange of 100% of the outstanding shares of common stock of Loyd International, Inc., a Wyoming corporation, for 1,500,000 shares of common stock of ACC-NV. Mr. Loyd acquired an additional 100,000 shares of ACC-NV common stock as consideration for $70,000 previously advanced to the Company.

ITEM 4.           Purpose of Transaction.

                  See Item 3. No additional acquisitions or dispositions of shares are contemplated.

ITEM 5.           Interest in Securities of the Issuer

                  Of the 10,406,341 shares of Common Stock outstanding, Edward Loyd has sole dispositive power over 1,600,000 shares, or 15.4% of the total shares.

ITEM 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  See Item 5.

ITEM 7.           Materials to be Filed as Exhibits.

                  7.1      Agreement and Plan of Reorganization,
incorporated by reference, filed with Form 8-K filed by American
Custom Components, Inc. on even date herewith.

                              SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 26, 1999                       /s/  Edward Loyd

                                            Edward Loyd